Mail Stop 4-7

      April 18, 2005


Via U.S. Mail and Facsimile: (415) 315-6350

Sandra G. Thomas
Secretary
First Avenue Networks, Inc.
230 Court Square, Suite 202
Charlottesville, VA 22902


	Re:	First Avenue Networks, Inc.
		Registration Statement on Form S-3
		Filed February 10, 2005, as amended March 1, 2005
		File No. 333-122684

		Form 10-K for fiscal year ended December 31, 2004
		Filed February 10, 2005

		Form 8-K/A
		Filed February 10, 2005
		File No. 0-21091


Dear Ms. Thomas:

      We have reviewed your filings and your April 4, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-3, and if appropriate, your Form 10-K for the fiscal year ended December 31, 2004 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Summary, page 1

1. Your summary continues to include very detailed and technical information about your business. For example, we note that you have included a lengthy description of "channel pops" in the second paragraph under "Our Company" in response to our prior comment 5, but the level of detail you provide may not be appropriate for a summary section. If you are unable to provide a clear, brief discussion of various aspects of your business such as channel pops, then consider moving the references to a more appropriate location in the prospectus. Revise the summary so that ordinary investors have a clear understanding of what you do and the services that you provide.

2. Provide an estimated timeframe for your plans to grow your business as mentioned in the fourth paragraph under "Our Company" and for the expansion of your customer base discussed under "Development
Stage."

3. Move the paragraph under "Development Stage" to a more prominent location within the summary to ensure that you adequately convey the limited status of your operations. Also revise this paragraph to quantify your operating and net losses and negative cash flows.

Risk Factors, page 3

	Our FCC licenses may be canceled..., page 4

4. Briefly explain the way in which the lease of spectrum was "highly constrained" prior to the passage of the FCC`s Secondary Market Initiative to provide a better understanding of how you may have potentially violated the FCC rules by entering into leases during that period. Also revise to specifically reference the FCC matter in this risk factor caption as requested in prior comment 8.

	Our FCC licenses may not be renewed..., page 4

5. Clarify how you do not meet the substantial service guidance in light of your disclosure that your current service offerings are on a point-to-point basis. Is it because you have not constructed the required four links per channel? In addition, discuss your plans, if any, to address your non-compliance with the substantial service requirement either in another location in the prospectus or your amended Form 10-K.



      The volatility in the value of our licenses..., page 6

6. Provide brief examples of what may cause future declines in your license values and what factors contribute to the volatility.

Selling Stockholders, page 11

7. Disclose the exercise price and any other material terms of the warrants issued to purchasers in the December 2004 private placement.
See prior comment 14.

8. We note your response to our prior comment 19 and are reissuing that comment. Given that Loeb Partners Corporation is a registered broker-dealer and did not acquire the shares as compensation for underwriter activities, please revise to identify Loeb Partners
Corporation as an underwriter.

Form 10-K for the year ended December 31, 2004

Item 7. Management`s Discussion and Analysis...., page 20

9. As requested in prior comment 26, please revise your overview to address the most important matters on which management focuses in evaluating the company`s financial condition and operating performance.

10. Your response to our prior comment 27 states that the draft
Form
10-K contains revisions in response to that prior comment, but no such revisions appear to have been made to the Form 10-K. For example:

* We asked whether you expected the trend of substantial increases in your technical and network operations expenses, sales and marketing expenses and administrative costs and expenses to continue as well as the reasons for your belief.
* We also asked how you expect your acquisition of Teligent`s assets will impact your operations and liquidity and capital resources going forward.

Please revise to address these issues in an amended Form 10-K.

11. In response to our prior comment 30, you provided justification for granting indefinite life treatment to the portfolio of FCC licenses and enumerated this in several bullet points added to your
Critical Accounting Matters and Significant Estimates section of MD&A. However, in a manner that contradicts this assertion, you make the following statement in a later paragraph:

"...the Company does not currently meet the substantial service guidance provided by the FCC and may not be able to meet this requirement before the expiration date of its licenses, or the FCC may modify its definition of substantial service and, in the future, the Company may offer products for which the FCC establishes more stringent substantial service requirements. The Company may be unable to meet the FCC`s renewal requirements and could lose its licenses. The loss of some of its licenses could limit the expansion of the Company`s business and harm its operating results."

This statement mirrors a portion of the explanation detailing one of the risks identified in the "Risks Related to our Business" section of the company`s amended S-3, filed April 4, 2005. While this qualification certainly warrants inclusion in MD&A, it casts uncertainty on the company`s likelihood of receiving license renewal and contradicts the company`s justification for accounting for the licenses as indefinite (useful) lived assets.

      Please revise to address these issues in an amended Form 10-
K.

Item 8-K filed February 10, 2005
12. Refer to your response to comment 32. We are not persuaded by your argument that the average market price including days before and after the announcement of the Teligent acquisition is not reflective of the price negotiated between the parties. Considering that the number of shares issued (or amount of other consideration) is not subject to change pursuant to the existing terms of the acquisition agreement, you should determine the fair value of the shares issued using the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, in accordance with paragraph 22 of SFAS 141 and the consensus on Issue 1 in EITF 99-12.

      Please revise to address these issues in your upcoming Form
10-
Q.









*	*	*	*

      Please amend your Form S-3 and your periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paul Monsour, Staff Accountant, at (202)
942-
1909 or Ivette Leon, Senior Staff Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 824-5526, or Michele Anderson, Legal Branch Chief, at (202) 942-1797 if you have any other questions.


							Sincerely,


							Michele Anderson
							Branch Chief





cc:	Juliana Capata
	Ropes & Gray LLP
	Via Facsimile: (415) 315-6350
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Ms. Thomas
First Avenue Networks, Inc.
April 27, 2005
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